Exhibit 99.1

Explanation of Responses

(2) David Barr’s beneficial ownership is based on the direct and indirect beneficial ownership of these shares by Warburg Pincus Private Equity VIII, L.P. , a Delaware limited partnership (“WP VIII”), and Warburg Pincus International Partners, L.P., a Delaware limited partnership (“WPIP”).  Prior to the transaction reported by this Form 4, WP VIII was the direct record owner of 5,161,869 shares of Polypore International, Inc. Common Stock (“Common Stock”) and WPIP was the direct record owner of 5,160,093 shares of Common Stock.

Following the transaction reported herein, WP VIII is the direct record holder of 3,053,629 shares of Common Stock and WPIP is the direct record holder of 3,053,628 shares of Common Stock.

Mr. Barr is a partner of Warburg Pincus & Co., a New York general partnership, which is the managing member of Warburg Pincus Partners LLC, a New York limited liability company, which is the general partner of WP VIII and WPIP.  Mr. Barr is also a managing director and member of Warburg Pincus LLC, a New York limited liability company, which is the manager of WP VIII and WPIP.  As such, Mr. Barr may be deemed to have an indirect pecuniary interest (within Rule 16a-1 of the Exchange Act) in an indeterminate portion of these shares beneficially owned by WP VIII and WPIP.  Mr. Barr disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein.